361

Exhibit 4.1

1983 Merger agreement

THIS 1983 MERGER AGREEMENT (the Agreement) was originally made on 18 October 1983, has been amended from time to time and now reads as stated herein.

Parties:

1.	Aegon N.V., a public company under the laws of the Netherlands, having its seat in The Hague and its office address at Aegonplein 50, 2591 TV The Hague (the Company); and
2.	Vereniging Aegon, an association under the laws of the Netherlands, having its seat in The Hague and its office address at Aegonplein 50, 2591 TV The Hague (VA).

These parties are jointly referred to as the Parties and each as a Party.

Recitals:

(A)	The Agreement was originally entered into on 18 October 1983 by and between the Parties, then named Vereniging AGO (currently Vereniging Aegon) and Ennia N.V. (currently Aegon N.V.), and Aegon Nederland N.V. The latter is no longer is a party to the Agreement pursuant to an amendment agreement dated 14 August 1995, which was co-signed by Aegon Nederland N.V.
(B)	Clause 10 of the original Agreement still exists, with the amendments made thereto from time to time. Prior to the amend laid down herein, it was last amended by agreement between the Parties of 26 May 2003.
(C)	On 15 May 2013, the general meeting of shareholders the Company has approved a plan (the Preferred Shares Amendment Plan) which inter alia provided for an amendment of the Company’s articles of association which was effectuated by notarial deed dated 29 May 2013. By said amendment of the Company’s articles, all of the Company’s then-existing preferred shares A and B were converted into a combination of common shares and common shares B (Common Shares B).
(D)	In connection with the foregoing, also in effectuation of the Preferred Shares Amendment Plan, the Parties have agreed to amend the Agreement such that it from 29 May 2013 it reads as stated herein.

It is agreed:

1.	Clause 10
1.2	Clause 10 of the original Agreement (as amended from time to time) now reads as set forth in the attached Annex (Clause 10 of the 1983 Merger Agreement).
1.2	Capitalized terms used in the Annex to this Agreement will have the same meaning as the capitalized terms used in this Agreement.

2.	GOVERNING LAW; RESOLUTION OF DISPUTES
2.1	The Agreement is governed and must be construed in accordance with the laws of the Netherlands (without regard to Dutch rules relating to conflicts of laws).
2.2	The Parties shall use their best endeavors to settle any dispute with respect to or arising under the Agreement in an amicable way. In the event conciliation fails, all disputes in connection with the Agreement or any further agreements with respect to the subject matter hereof shall be submitted to the exclusive jurisdiction of a competent court of the Netherlands.

3.	MISCELLANEOUS
3.1	The Agreement may be amended only by a written instrument signed by the Parties. No provisions of the Agreement may be extended or waived orally, but only by a written instrument signed by the Party against whom enforcement of such extension or waiver is sought.
3.2	The governing language of the Agreement is the Dutch language and all notices and other communications hereunder must be in Dutch.
3.3	If any one or more of the provisions of the Agreement or any portion thereof shall be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability will not affect or impair the validity, legality and enforceability of any other provision contained herein. The Parties agree that each of them shall negotiate in good faith to replace any such invalid, illegal or unenforceable provision(s) (or such portions thereof) with such valid, legal and enforceable provision(s) that preserve as closely as possible the economic effect intended by the invalid, illegal or unenforceable provision(s).

IN WITNESS WHEREOF, the Parties have caused this instrument to be duly executed on 29 May 2013.

Aegon N.V.	Vereniging Aegon
Signed by: A.R. Wynaendts	Signed by: W.M. van den Goorbergh

Annual Report on Form 20-F 2013

362	Additional information

Annex clause 10 of the 1983 Merger agreement

Clause 10. Shareholding of VA

10.1	VA will have the right, on an ongoing basis, to have at most so many Common Shares B issued to it as shall enable VA to keep or restore its Total Shareholding at 32.64%. Each exercise of this call option right must be made in writing to the Company. The issuance of Common Shares B pursuant to such exercise will be effective on the date the exercise notice is received by the Company or so much later as may be indicated in the exercise notice.

For the purpose hereof, Total Shareholding, with regard to VA means the percentage of all of the Company’s shares outstanding which are legally and/or beneficially owned by VA at a given time. The term “shares outstanding” as used herein does not include shares held by the Company or a subsidiary thereof.

10.2	Common Shares B issued pursuant to this clause 10 will be issued at an issue price equal to the higher of (i) the fair value of those shares at the effective time of issuance; and (ii) the nominal value of those shares. If the fair value of a Common Share B at the effective time of issuance is lower than its nominal value, the balance will be charged to the reserves of the Company.

For the purpose hereof, the fair value of a Common Share B at the effective time of issuance will be deemed equal to 1/40th of the market value of a common share in the capital of the Company at that time. The market value of a common share at that time will be deemed to be the value weighted average price of the common shares calculated on the basis of all transactions in those shares on Euronext Amsterdam over the five trading days immediately preceding the date on which the issuance of the Common Share B concerned becomes effective.

10.3	The call option rights of VA referred to in clause 10.1 shall apply at maximum to the non-issued part of the Common Shares B included from time to time in the Company’s authorised capital.
10.4	The call option rights of VA under this Agreement will terminate if and when the objects set forth in the articles of association of VA (as they read on 26 May 2003) are amended and/or Common Shares B held by VA are disposed of, except if such amendment and/or disposal occurs with the approval of the Company’s supervisory board.
10.5	If the call option rights of VA terminate in accordance with clause 10.4 hereof, all Common Shares B in issue can be cancelled in accordance with article 13 of the articles of association of the Company. VA, acting as the “meeting of holders of Common Shares B”, hereby irrevocably approves such cancellation in that case. This approval is given in accordance with article 13.3 of the Company’s articles of association.
10.6	It is acknowledged that, notwithstanding the above, a transfer of Common Shares B is subject to article 14A of the Company’s articles of association. If the supervisory board of the Company refuses to grant approval for a transfer of Common Shares B when requested by VA in accordance with that provision, the supervisory board may designate the Company as the person to which VA may transfer the Common Shares B concerned in accordance with said article 14A.

Annual Report on Form 20-F 2013